                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 2)*


                    Under the Securities Exchange Act of 1934


                             MEDICAL ALLIANCE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   58449S 10 5
                                 (CUSIP Number)



                                December 31, 1998
             (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                              Page 1 of 10 Pages


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------------------------                               -------------------------
 CUSIP No. 58449S 10 5                13G                 Page 2 of 10 Pages
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mapleleaf Capital, Ltd.

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------

                                5      SOLE VOTING POWER
NUMBER OF
SHARES                                 738,330
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        6      SHARED VOTING POWER
EACH
REPORTING                              0
PERSON                          ------------------------------------------------
WITH:                           7      SOLE DISPOSITIVE POWER

                                       738,330
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           740,830
--------------------------------------------------------------------------------
    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           12.1%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
 CUSIP No. 58449S 10 5                13G                 Page 3 of 10 Pages
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Patrick Rivelli

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

                                5      SOLE VOTING POWER
NUMBER OF
SHARES                                 8,900
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        6      SHARED VOTING POWER
EACH
REPORTING                              999,193
PERSON                          ------------------------------------------------
WITH:                           7      SOLE DISPOSITIVE POWER

                                       8,900
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       999,193
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,010,593
--------------------------------------------------------------------------------
    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.5%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

------------------------                               -------------------------
 CUSIP No. 58449S 10 5                13G                 Page 4 of 10 Pages
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James Silcock

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

                                5      SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        6      SHARED VOTING POWER
EACH
REPORTING                              999,193
PERSON                          ------------------------------------------------
WITH:                           7      SOLE DISPOSITIVE POWER

                                       0
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       999,193
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,001,693
--------------------------------------------------------------------------------
    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.4%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

------------------------                               -------------------------
 CUSIP No. 58449S 10 5                13G                 Page 5 of 10 Pages
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sunwestern Managers, Inc.

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------

                                5      SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        6      SHARED VOTING POWER
EACH
REPORTING                              0
PERSON                          ------------------------------------------------
WITH:                           7      SOLE DISPOSITIVE POWER

                                       0
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  The name of the Issuer is Medical Alliance, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).        Name of Person Filing.

                  This statement is being filed on behalf of Patrick Rivelli, James Silcock, Sunwestern Managers, Inc. ("Sunwestern") and Mapleleaf Capital, Ltd. ("Mapleleaf").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of the principal business office of Patrick Rivelli, James Silcock, Sunwestern and Mapleleaf is 12221 Merit Drive, Suite 935, Dallas, Texas 75251.

Item 2(c).        Citizenship.

                  Patrick Rivelli and James Silcock are citizens of the United States. Sunwestern is a Texas corporation. Mapleleaf is a Texas limited partnership.


Item 2(d).        Title of Class of Securities.

                  This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).        CUSIP Number.

                  The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.           Not Applicable.

Item 4.           Ownership.

                  (a)-(b) As of December 31, 1998, Patrick Rivelli beneficially owned 1,010,593 shares, or 16.5%, of the Common Stock. Mr. Rivelli beneficially owned 740,830 of such shares as a General Partner of Mapleleaf, 125,214 of such shares as General Partner of Sunwestern Investment Fund III ("Investment Fund"), 135,649 of such shares as a General Partner of Sunwestern Cayman 1988 Partners ("Investment Partners"), and 8,900 shares in his individual capacity.


                               Page 6 of 10 Pages

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                  As of December 31, 1998, James Silcock beneficially owned
                  1,001,693 shares, or 16.4%, of the Common Stock. Mr. Silcock beneficially owned 740,830 of such shares as a General Partner of Mapleleaf, 125,214 of such shares as a General Partner of Investment Fund and 135,649 of such shares as a General Partner of Investment Partners.

                  As of December 31, 1998, Mapleleaf beneficially owned 740,830 shares, or 12.1%, of the Common Stock. Mapleleaf beneficially owned 738,330 of such shares directly and 2,500 of such shares by ownership of options.

                  As of December 31, 1998, Sunwestern did not beneficially own any shares of the Common Stock. Sunwestern is a party to a Management Agreement (the "Management Agreement") with Investment Fund and Investment Partners, pursuant to which it has agreed to manage the day to day operations of Investment Fund and Investment Partners. The Management Agreement does not vest Sunwestern with the power to vote and dispose of the 135,649 of such shares held by Investment Partners or the 125,214 of such shares held by Investment Fund. Patrick Rivelli and James Silcock are the sole shareholders, directors and officers of Sunwestern.

(c)(i)-(iv)       Voting and Dispositive Power

                  Patrick Rivelli has the sole power to vote or direct the vote of 8,900 shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, Patrick Rivelli shares power to vote or to direct the vote of 999,193 shares of Common Stock. Patrick Rivelli has the sole power to dispose or direct the disposition of 8,900 shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, Patrick Rivelli shares power to dispose or to direct the disposition of 999,193 shares of Common Stock. See also Items 5-9 hereof.

                  James Silcock does not have the sole power to vote or direct the vote of any shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, James Silcock shares power to vote or to direct the vote of 999,193 shares of Common Stock. James Silcock does not have the sole power to dispose or direct the disposition of any shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, James Silcock shares power to dispose or to direct the disposition of 999,193 shares of Common Stock. See also Items 5-9 hereof.

                  Through its General Partners, Patrick Rivelli and James Silcock, Mapleleaf has the sole power to vote or to direct the vote of 738,330 shares of Common Stock. Mapleleaf does not share power to vote or direct the vote of any Common Stock. Through its General Partners, Patrick Rivelli and James Silcock, Mapleleaf has the sole power to dispose or direct the disposition 738,330 shares of Common Stock. Mapleleaf does not share power to dispose or direct the disposition of any Common

                               Page 7 of 10 Pages

                  Stock. Mapleleaf does not have the power to dispose of or to vote 2,500 shares beneficially owned through options. See also Items 5-9 hereof.

                  Sunwestern does not share or have sole power to vote or direct the vote of any shares of Common Stock. Sunwestern does not share or have sole power to dispose or direct the disposition of any shares of Common Stock. See also Items 5-9 hereof.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                  Instruction: Dissolution of a group requires a response to this item.

                  Sunwestern does not now have, and has never had, the power under the terms of the Management Agreement to direct the vote or the disposition of any shares of Common Stock by Investment Partners or Investment Fund. The power to direct the vote and the disposition of the any shares of Common Stock held by each of Investment Partners and Investment Fund is vested solely in their respective General Partners, James Silcock and Patrick Rivelli. Therefore, as of December 31, 1998, Sunwestern was not deemed to be the beneficial owner of the shares of Common Stock owned by Investment Fund or Investment Partners or to be the beneficial owner of more than five percent of the Common Stock.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interest exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable


                               Page 8 of 10 Pages

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--------------------------                               -----------------------
 CUSIP No.  58449S 10 5               13G                   Page 9 of 10 Pages
--------------------------                               -----------------------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: February 12, 1999



                                 /s/Patrick Rivelli
                                 -------------------------------------
                                 Patrick Rivelli


                                 /s/James Silcock
                                 -------------------------------------
                                 James Silcock


                                 SUNWESTERN MANAGERS, INC.


                                 By:/s/James Silcock
                                    ----------------------------------
                                 Name: James Silcock
                                 Its: Vice President


                                 MAPLELEAF CAPITAL, LTD.


                                 By:/s/James Silcock
                                    ----------------------------------
                                 Name: James Silcock
                                 Its: General Partner

--------------------------                               -----------------------
 CUSIP No.  58449S 10 5               13G                   Page 10 of 10 Pages
--------------------------                               -----------------------


                                    Exhibit A

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.

         Date: February 12, 1999

                                  /s/ PATRICK RIVELLI
                                 -------------------------------------
                                 Patrick Rivelli

                                  /s/ JAMES SILCOCK
                                 -------------------------------------
                                 James Silcock


                                 SUNWESTERN MANAGERS, INC.


                                 By: /s/ JAMES SILCOCK
                                    ----------------------------------
                                 Name: James Silcock
                                 Its: Vice President


                                 MAPLELEAF CAPITAL, LTD.


                                 By: /s/ JAMES SILCOCK
                                    ----------------------------------
                                 Name: James Silcock
                                 Its: General Partner